OFFERING CIRCULAR SUPPLEMENT NO. 2 DATED December 3, 2021

(To the offering circular dated April 21, 2021)

Filed pursuant to Rule 253(g)(2)

File No. 024-11421

THE GRAYSTONE COMPANY, INC.
(Exact name of registrant as specified in its charter)

COLORADO	86-2416093
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

401 E. Las Olas Blvd #130-321	Fort Lauderdale, FL 33301
(Address of principal executive offices)	(City, State, ZIP Code)

(954) 271-2704

(Registrant’s telephone number, including area code)

This document (the “Supplement”) supplements, and should be read in conjunction with, the offering circular of The Graystone Company, Inc. (the “Company,” “Vortex”, “we,” “us,” or “our”) dated April 21, 2021 and qualified May 7, 2021 (“Offering Circular”). Unless otherwise defined in this Supplement, capitalized terms used herein shall have the same meanings as set forth in the Offering Circular, including the disclosures incorporated by reference therein.

The purpose of this Supplement is primarily to disclose the following changes:

1.

Update the Description of Company’s Business to reflect its focus on bitcoin mining and that the Company began offering turnkey mining solutions for companies or individuals looking to mine bitcoin but are unable to meet the minimum order quantities (MOQs) for equipment, and

2.	The Use of Proceeds

The following sections of the offering circular are revised:

PART II

1.	DESCRIPTION OF BUSINESS: The section and the table have been amended to reflect the change to the fixed price and to increase the minimum share purchase - no other changes to section.

DESCRIPTION OF BUSINESS

THE COMPANY’S BUSINESS

Overview

The Graystone Company business focuses on Bitcoin Mining - i.e. the process by which Bitcoins are created resulting in new blocks being added to the blockchain and new Bitcoins being issued to the miners. Miners engage in a set of prescribed complex mathematical calculations in order to add a block to the blockchain and thereby confirm cryptocurrency transactions included in that block’s data. Miners that are successful in adding a block to the blockchain are automatically awarded a fixed number of Bitcoins for their effort. All of the Company’s Bitcoin Mining activities will be conducted through our wholly-owned subsidiary Graystone Mining. The Company will only mine Bitcoin.

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The Company has purchased ASIC (application-specific integrated circuit) computers – these are computers are specifically designed for cryptocurrency mining - that will be used for Bitcoin Mining. We are hosting these Bitcoin Mining equipment with 3rd party datacenters or farms (often referred as a “Co-Location”) that will power and operate our Bitcoin Mining equipment for a fee – however, in the future, we intend to conduct our Bitcoin Mining operations from our own facilities.

We are currently generating revenues through receiving Bitcoin from our Bitcoin Mining equipment and the sale of bitcoin mining equipment.

We also have division that is focused on developing and marketing proprietary products in two categories: (i) Longevity and Wellness and (ii) Fertility. However, we have decided to focus on our bitcoin mining division and intend to use the profits generated from the bitcoin mining division to launch the Longevity and Wellness and Fertility products.

Our business is located at 401 E. Las Olas Blvd #130-321, Fort Lauderdale, FL 33301. Our telephone number is (954) 271-2704. Our E-Mail address is investors@thegraystonecompany.com. The address of our web site is www.thegraystonecompany.com. Information contained on, or accessible through, the website is not a part of, and is not incorporated by reference into, this Offering Circular.

Organizational History

The Graystone Company, Inc. was originally incorporated in the State of New York on May 27, 2010 under the name of Argentum Capital, Inc.,. The Company was reincorporated in Delaware on January 10, 2011 and subsequently changed its name to The Graystone Company, Inc. on January 14, 2011. The Company was reincorporated in Colorado on May 1, 2016. The Company is domiciled in the state of Florida, where it maintains its corporate headquarters in Fort Lauderdale, FL.

Reverse Merger

Pursuant to an Acquisition Agreement (the “Acquisition Agreement”) between the Company and NutraGyst Inc., dated November 6, 2020, the Company agreed to acquire 100% of the issued and outstanding shares of NutraGyst, Inc., a Colorado corporation (“NutraGyst”), in exchange for 46,000,000 shares of the Company’s Class B Common Stock (the “Reverse Merger”). The parties also agreed that, upon the closing of the transactions agreed upon in the Acquisition Agreement, new directors and officers of Graystone would be appointed by NutraGyst. The foregoing description of the Acquisition Agreement does not purport to be complete, and is qualified in its entirety by the full text of the Acquisition Agreement, which is attached hereto as Exhibit 6.1 and is incorporated herein by reference.

On November 6, 2020 (the “Effective Date”), the Company executed the Reverse Merger with NutraGyst, Inc. whereby the Company acquired 100% of NutraGyst, in exchange for 46,000,000 shares of the Company’s Class B Common stock. Immediately prior to the Reverse Merger, there were 146,391,521 shares of the Company’s Class A Common Stock outstanding and 5,000,000 shares of Class B Common Stock outstanding and 617 shares of Preferred shares outstanding, MT Soeparmo was the sole officer/director of the Company and Paul Howarth had 97% of the voting power of the Company. After the Reverse Merger, the Company had 146,391,521 shares of Class A Common Stock outstanding and 51,000,000 shares of Class B Common Stock outstanding and 617 shares of Preferred shares outstanding. Additionally, on November 10, 2020, MT Soeparmo resigned as officer and director and Anastasia Shishova was appointed as CEO and Director and Greg Tucker was appointed as Director.

Pursuant to the terms of the Acquisition Agreement, on the Effective Date, the Company issued 46,000,000 shares of its unregistered Class B Common Stock to the shareholder of NutraGyst, which was our CEO, in exchange for 1,000,000 shares of NutraGyst’s common stock, representing 100% of its issued and outstanding common stock and as a result of the Reverse Merger, NutraGyst became a wholly owned subsidiary of the Company. Each share of Class B Common Stock has voting rights equal to 2,500 votes per share compared to Class A Common Stock voting rights equal to 1 vote per share. As a result, our CEO Anastasia Shishova owned approximately 90% of the voting power of the Company after the Reverse Merger.

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Prior to the Reverse Merger, the Company had no operations, assets or liabilities. As such, as a result of the Reverse Merger, the business of NutraGyst became the business of the Company going forward. Subsequently, the Company has added a Bitcoin Mining line of business operations, which will be conducted by Graystone Mining, our wholly-owned subsidiary.

The corporate structure of the Company as of the date of this Offering Circular is as follows:

Our Class A Common Stock is quoted on the OTC Pink Current Tier of OTC Markets under the symbol, “GYST.”  On December 2, 2021, the last reported sale price of our Class A Common Stock was $0.0389 per share.

Principal Products and Services

As described above, The Graystone Company business focuses on Bitcoin Mining - i.e. the process by which Bitcoins are created resulting in new blocks being added to the blockchain and new Bitcoins being issued to the miners. Miners engage in a set of prescribed complex mathematical calculations in order to add a block to the blockchain and thereby confirm cryptocurrency transactions included in that block’s data. Miners that are successful in adding a block to the blockchain are automatically awarded a fixed number of Bitcoins for their effort. All of the Company’s Bitcoin Mining activities will be conducted through our wholly-owned subsidiary Graystone Mining. The Company will only mine Bitcoin. We also have division that is focused on developing and marketing proprietary products in two categories: (i) Longevity and Wellness and (ii) Fertility. However, we have decided to focus on our bitcoin mining division and intend to use the profits generated from the bitcoin mining division to launch the Longevity and Wellness and Fertility products.

Bitcoin Mining Business (via Graystone Mining, Inc.)

The Company intends to use the proceeds from this offering to expand its Bitcoin Mining operations, through which the Company generates revenues. The Company began entering revenues from Bitcoin Mining in September 2021 by providing transaction verification services within the digital currency network of Bitcoin. The Company satisfies its performance obligation at the point in time that the Company is awarded a unit of Bitcoin through its participation in the Bitcoin’s network and network participants benefit from the Company’s verification service. In consideration for these services, the Company receives Bitcoin, which is recorded as revenue using the closing U.S. Dollar price of the Bitcoin on the date of receipt.  The Company will only mine Bitcoin.  On April 13, 2021, the Company filed with the Secretary of State of Florida to form Graystone Mining, Inc. which operates the Company’s Bitcoin Mining business.

Bitcoin Mining

A Bitcoin is one type of an intangible digital asset that is issued by, and transmitted through, an open source, math-based protocol platform using cryptographic security (the “Bitcoin Network”). The Bitcoin Network is an online, peer-to-peer user network that hosts the public transaction ledger, known as the “blockchain,” and the source code that comprises the basis for the cryptography and math-based protocols governing the Bitcoin Network. No single entity owns or operates the Bitcoin Network, the infrastructure of which is collectively maintained by a decentralized user base. Bitcoins can be used to pay for goods and services or can be converted to fiat currencies, such as the U.S. Dollar, at rates determined on Bitcoin exchanges or in individual end-user-to-end-user transactions under a barter system.

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Bitcoins are “stored” or reflected on the blockchain. The blockchain records the transaction history of all Bitcoins in existence and, through the transparent reporting of transactions, allows the cryptocurrency network to verify the association of each Bitcoin with the digital wallet that owns them. The network and software programs can interpret the blockchain to determine the exact balance, if any, of any digital wallet listed in the blockchain as having taken part in a transaction on the cryptocurrency network.

Mining is the process by which Bitcoins are created resulting in new blocks being added to the blockchain and new Bitcoins being issued to the miners. Miners engage in a set of prescribed complex mathematical calculations in order to add a block to the blockchain and thereby confirm cryptocurrency transactions included in that block’s data. Miners that are successful in adding a block to the blockchain are automatically awarded a fixed number of Bitcoins for their effort. To begin mining, a user can download and run the network mining software, which turns the user’s computer into a node on the network that validates blocks.

All Bitcoin transactions are recorded in blocks added to the blockchain. Each block contains the details of some or all of the most recent transactions that are not memorialized in prior blocks, a reference to the most recent prior block, and a record of the award of Bitcoins to the miner who added the new block. Each unique block can only be solved and added to the blockchain by one miner; therefore, all individual miners and mining pools on the cryptocurrency network are engaged in a competitive process and are incentivized to increase their computing power to improve their likelihood of solving for new blocks.

The method for creating new Bitcoins is mathematically controlled in a manner so that the supply of Bitcoins grows at a limited rate pursuant to a pre-set schedule. Mining economics have also been much more pressured by the “Difficulty Rate” – a computation used by miners to determine the amount of computing power required to mine Bitcoin. The Difficulty Rate is directly influenced by the total size of the entire Bitcoin network. The Bitcoin network has grown 12-fold in the past year, resulting in a 12-fold increase in difficulty. Meanwhile, demand from miners also drove up hardware and power prices, the largest costs of production. This deliberately controlled rate of Bitcoin creation means that the number of Bitcoins in existence will never exceed 21 million and that Bitcoins cannot be devalued through excessive production unless the Bitcoin Network’s source code (and the underlying protocol for Bitcoin issuance) is altered.

Mining pools have developed in which multiple miners act cohesively and combine their processing power to solve blocks. When a pool solves a new block, the participating mining pool members split the resulting reward based on the processing power they each contributed to solve for such block. The mining pool operator provides a service that coordinates the workers. Fees are paid to the mining pool operator to cover the costs of maintaining the pool. The pool uses software that coordinates the pool members’ hashing power, identifies new block rewards, records how much work all the participants are doing, and assigns block rewards in-proportion to the participants’ efforts. While pool fees are not paid directly, pool fees (approximately 2% to 5%) are deducted from amounts we may otherwise earn. Participation in such pools is anticipated to be essential for our mining business.

Sale of Bitcoin Mining Equipment

In October 2021, the Company began offering turnkey mining solutions for companies or individuals looking to mine bitcoin but are unable to meet the minimum order quantities (MOQs) for equipment. The Company offers equipment for sale along with hosting services. We are able to provide hosting services by subleasing through current hosting provider.

Our Bitcoin Mining Operations

Our current operation consists of 2,100 TH/s that is currently operational and mining. The 2,100 TH/s was leased from a 3rd party. The lease terms are as follows:

1.	Term: 3 years
2.	Uptime: 100% guaranteed uptime
3.	Operational Costs: Approximately $3,600 per month

As of November 12, 2021, the Company has acquired 25 S19Proj (100 TH) units from Bitmain. These units are expected to be delivered in December and operational in January 2022. We will initially place the equipment with a 3rd party datacenters or farms (often referred to as a “Co-Location”) that will host, provide power, and maintain our equipment for a flat rate per Kilowatt of electricity used (between $0.075 to $0.085 per kilowatt). We have identified the Co-Location we intend to engage. This co-location generates its power from nuclear power plant thereby allowing the Company’s equipment will be powered by a zero-emission clean energy source.

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Holistic Health Products (via NutraGyst, Inc.)

With respect the Company’s product development operations, the Company (through NutraGyst, Inc.) is primarily focused on developing products for two planned product lines in (i) Fertility and (ii) Longevity and Wellness. We intend to create products for these lines using original supplement blends formulated by the Company based on an innovative and sustainable approach. We intend to design and produce products with high-end, quality ingredients that are plant based, Non-GMO, gluten and lactose-free. It is planned that these products will be distributed by NutraGyst, Inc. The Company hasn’t decided on launch dates of the products and expects to use the profits from its bitcoin mining operations to pay for the acquisition and marketing of these products.

As of the date of this Offering Circular, the Company has not yet fully implemented its business plan. Final versions of our planned products are still in development, and the Company has not yet sold any products. The following is a description of the Company’s planned products under each of the Fertility and Longevity and Wellness product lines.

Longevity and Wellness Product Line: Commodity Wellness:

We are currently developing the following products for our Longevity and Wellness product line under the applied for, but not yet granted, trademark “Commodity Wellness”:

Fucoidan Based Longevity Booster. This is a powerful anti-inflammatory antioxidant blend with rejuvenating properties. The main ingredient of this proprietary blend is fucoidan, a complex polysaccharide found in many species of brown seaweed. According to information published by Memorial Sloan Kettering Cancer Center as of January 2021, studies on fucoidan suggest that it can prevent the growth of cancer cells and has antiviral, neuroprotective, and immune-modulating effects. Other benefits include anti-inflammatory, anti-coagulant (prevents blood clotting), anti-thrombotic (reduces the formation of clots), anti-angiogenic (reduces the growth of new blood vessels), anti-viral, anti-tumor, and anti-oxidant effects on the body.

As of the date of this Offering Circular, the Company is has finalized the product formulas for our custom original supplement blends. However, the Company is waiting to launch the product until it has generated sufficient profits from its bitcoin mining operations to support the marketing of the product.

Mushroom Immunity Support Extract: This is a proprietary blend of Japanese mushrooms in a form of a liquid concentrate for better absorption. Our proprietary blend contains a wide variety of vitamins, minerals, and nutrients that help naturally slow down the aging process of a human body, support the immune system, and fight inflammation without harmful side effects that many conventional drugs have.

Fertility Product Line: Ferō

We are currently developing products for our Fertility product line under the applied for, but not yet granted, trademark “Ferō”. For our Fertility line, we intend to offer products in three sub-categories related to fertility:

•	Fertility Support (Ferō Fertility)
•	Prenatal and Postnatal Personal Hygiene and Beauty (Ferō Beauty)
•	Baby Care Products (Ferō Baby)

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Ferō Fertility: The primary product we intend to offer under this product line is our “5 Day Fertility Detox Kit” which is a unique modified fasting program that we have developed. This is an all-inclusive modified fasting program for both men and women that aims to help to increase their chances of conception. We designed our fertility kit with the expertise of world-renowned doctors, based on decades of their scientific research suggesting that modified fasting helps the whole body get ready for conceiving through detoxification, enhancing quality of sperm in men, and regulating ovulation in women, seeking to create an ideal environment for conception in general. We believe that our 5-day modified fasting program sets the scene for the body to balance its hormones while maximizing liver function. It also allows burning of excess fat and lowering stress levels, all of which could be damaging to human reproductive ability. Autophagy is the body’s natural mechanism of regeneration that initiates in humans after 18-20 hours of fasting, with maximum detox benefits occurring once the 48–72 hour mark has been reached. Fasting for such long periods of time can be not only physically, but also mentally and emotionally challenging, thus most people fail before they are able to achieve the benefits of autophagy. We are designing our 5 Day Fertility Detox Kit with the aim to solve that issue and make the process of restrictive eating as easy and safe as possible. Our planned kit consists of everything we believe a customer needs to accomplish the modified fast in 5 days, providing an optimal amount of nutrients and electrolytes while helping the body to achieve its natural autophagy state. Each day of our 5 Day Fertility Detox Kit will include proprietary blend of supplements, pre-packaged plant-based meals and drinks rich in vitamins, minerals, antioxidants, fiber and electrolytes for adequate rehydration, seeking to put less stress on your body than other conventional fasting methods while still giving you the same regenerative benefits.

In addition to our 5 Day Fertility Detox Kit, Ferō Fertility will also include fertility supplements for both male and female designed to increase the chances of conception, as well as prenatal and post-natal vitamins to provide key nutrients that help women along their path to pregnancy and afterwards.

Ferō Beauty: This category of our product line is planned to consist of feminine hygiene and skin care products with safe and effective formulas, specifically designed for women who are pregnant or preparing for pregnancy and are looking for products that are plant based with simple ingredients without chemicals, toxins, or artificial fragrances. The line will consist of daily necessities such as anti-stretchmark oils and lotions, a gentle feminine hygiene wash and wipes, and a menstrual cup for those who is not yet pregnant and looking to avoid toxins that are commonly found in most feminine hygiene products like tampons and pads. Our philosophy for this line is that women should not have to compromise between what works and what is good for a women’s pregnant body.

Ferō Baby: Once a woman becomes pregnant, she is not only looking for the safest and most effective products to support her own body during that special time, but also the safest products for her baby’s needs. With that thought in mind, Ferō Baby will include safe newborn essentials products for sensitive baby skin like gentle baby wash, wipes, after-bath lotion, and a rash balm.

Our Markets

Bitcoin Mining

The Digital Currency Markets

The value of Bitcoins is determined by the supply and demand of Bitcoins in the Bitcoin exchange market (and in private end-user-to-end-user transactions), as well as the number of merchants that accept them. However, merchant adoption is very low according to a Morgan Stanley note from the summer of 2018 and appears to continue to be low.

As Bitcoin transactions can be broadcast to the Bitcoin Network by any user’s Bitcoin software and Bitcoins can be transferred without the involvement of intermediaries or third parties, there are little or no transaction costs in direct peer-to-peer transactions on the Bitcoin Network. Third party service providers such as crypto currency exchanges and Bitcoin third party payment processing services may charge significant fees for processing transactions and for converting, or facilitating the conversion of, Bitcoins to or from fiat currency.

Under the peer-to-peer framework of the Bitcoin Network, transferors and recipients of Bitcoins are able to determine the value of the Bitcoins transferred by mutual agreement, the most common means of determining the value of a Bitcoin being by surveying one or more Bitcoin exchanges where Bitcoins are publicly bought, sold and traded, i.e., the Bitcoin Exchange Market (“Bitcoin Exchange”).

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On each Bitcoin Exchange, Bitcoins are traded with publicly disclosed valuations for each transaction, measured by one or more fiat currencies. Bitcoin Exchanges report publicly on their site the valuation of each transaction and bid and ask prices for the purchase or sale of Bitcoins. Market participants can choose the Bitcoin Exchange on which to buy or sell Bitcoins. To date, the SEC has rejected the proposals for Bitcoin ETF’s, citing that lack of enough transparency in the cryptocurrency markets to be sure that prices are not being manipulated. The Wall Street Journal has recently reported on how bots are manipulating the prices of Bitcoin on the crypto exchanges. However, on November 8, 2018, the SEC announced in an order (the “Order”) that it had settled charges against Zachary Coburn, the founder of the digital token exchange EtherDelta, marking the first time that the SEC has brought an enforcement action against an online digital token platform for operating as an unregistered national securities exchange.

Holistic Health Products

Fertility Market

The global fertility supplements market size is projected to reach $2.39 billion by 2025, according to a report published by Grand View Research, Inc. in July 2019. It is anticipated to expand at a compound annual growth rate (“CAGR”) of 7.4% until 2025. Declining fertility rates, caused in part by consumption of alcohol, caffeine, and cigarettes, is anticipated to fuel the demand for fertility supplements. In fact, the Centre for Disease Control and Prevention (CDC) estimates that about 10 percent of the United States female population (ages 15-44) have difficulty getting or staying pregnant. This means more than 6.1 million women in the United States alone face fertility issues, according to data published by the Office of Women’s Health in April 2019, which is a division of the U.S Department of Health and Services. Unfortunately, women are not the only ones who may experience infertility problems. This issue affects both men and women equally. According to January 2019 data published by the CDC, in about 35% of couples with infertility, a male factor is identified along with a female factor. In about 8% of couples with infertility, a male factor is the only identifiable cause. Almost 9% of men aged 25 to 44 years in the United States reported that they or their partner saw a doctor for advice, testing, or treatment for infertility during their lifetime.

The Over-The-Counter (“OTC”) fertility supplement segment is expected to witness significant growth due to the rising consumer awareness regarding the health benefits and nutritional value of these products according to a report published by Grand View Research, Inc. in July 2019. Self-medication, cost effectiveness, and convenience of direct purchase is expected to boost the demand of fertility supplements. Additionally, factors such as growing geriatric population and rising interest for preventive healthcare have surged the demand for fertility supplements, in turn spurring the growth of the fertility supplements market.

According to a report published by IMARC Group in March 2020, the global feminine hygiene products market size reached US$ 26.0 Billion in 2019. Feminine hygiene products refer to personal care products which are used by women during vaginal discharge, menstruation and other bodily functions related to genitalia. They play a crucial role in maintaining a woman’s reproductive health and supporting proper intimate hygiene practices so as to avoid infections. According to IMARC Group, the market is projected to reach a value of US$ 37.2 Billion by 2025, growing at a CAGR of 6.2% during the forecast period (2020-2025).

Longevity and Wellness Market

The increasing health consciousness among people is one of the primary factors stimulating the demand for wellness supplements. Consumers are increasingly realizing the benefits of preventive health over treatments, thereby displaying a shift towards healthier lifestyles. In addition, the growing awareness regarding wellness products is fueling the market. The rising aging population is also working in favor of the market as aged people have poorer immunity system in general. Moreover, the rising disposable income of consumers in developing regions is triggering their sales in such regions, thereby augmenting the overall market.

The wellness supplements market is expected to gain market growth from 2020 to 2027, according to a report published by Data Bridge Market Research in 2020. The report analyses the market to account to $386.29 billion by 2027, growing at a CAGR of 6.45% in the above-mentioned forecast period. The growing awareness towards healthy lifestyles among the people globally will help in driving the growth of the wellness supplements market.

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Competition

Bitcoin Mining

In cryptocurrency mining, companies, individuals and groups generate units of cryptocurrency through mining. Miners can range from individual enthusiasts to professional mining operations with dedicated data centers, with all of which we compete. Miners may organize themselves in mining pools, with which we would compete. The Company intends to participate in mining pools. At present, the information concerning the activities of these enterprises is not readily available as the vast majority of the participants in this sector do not publish information publicly or the information may be unreliable.

Holistic Health Products

The markets for OTC supplements in both Fertility and Longevity and Wellness are highly competitive. We face competition from a number of large, brand-name pharmaceutical and consumer product companies, such as Johnson & Johnson, Pfizer, Bayer AG, GSK, Nestle S.A. (Gerber), Abbott Nutrition, Aurobindo Pharma, and Mead Johnson Nutrition Co. Competition is based on a variety of factors, including price, quality, assortment of products, customer service, marketing support, and reputation. We believe our core competitive strengths will be our product quality, which we intend to be plant based, Non-GMO, gluten and lactose-free – all of which we believe are well-suited to consumer tastes in today’s climate. Further, we believe our environmental-focus will be an effective marketing tool to help us stand out from other companies that are creating products in these spaces. We seek to, but may not be able to effectively compete with such competitors.

Marketing

Bitcoin Mining

Marketing does not factor into our Bitcoin Mining operations.

Bitcoin Equipment Sales

The Company is currently still testing its marketing methods for its turnkey bitcoin mining solution.

Holistic Health Products

The Company plans to market its products through various media channels. We will primarily focus our marketing efforts on Amazon through online advertisements. We also intend to advertise through social media influencers and infertility support groups.

We plan to offer our products for sale in the United States.

Distribution

Bitcoin Mining

Distribution does not factor into our Bitcoin Mining operations.

Bitcoin Equipment Sales

The Company is currently still testing its distribution methods for its turnkey bitcoin mining solution.

Holistic Health Products

We intend to offer our Fertility and Longevity and Wellness products on our company website (www.thegraystonecompany.com) and on Amazon.. Information contained on, or accessible through, our company website or out webpages on are not a part of, and are not incorporated by reference into, this Offering Circular.

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Suppliers

Bitcoin Mining

The Company has purchased ASIC computers from cryptocurrency mining hardware manufacturers Bitmain. We will look to acquire mining equipment for $100-150 per terahash per second (or “TH/s”). Terahashes are the unit used to measure speed of the mining hardware mining cryptocurrencies, with a TH/s equaling one trillion hash calculations computed in one second.

The Company has engaged a Co-Location that will host, provide power, and maintain our equipment for a flat rate per Kilowatt of electricity used (between $0.075 to $0.085 per kilowatt). The co-location we have engaged generates its power from nuclear power plant thereby allowing the Company’s equipment to be powered by a zero-emission clean energy source.

Bitcoin Equipment Sales

The Company has purchased ASIC computers from cryptocurrency mining hardware manufacturers Bitmain.

Holistic Health Products

The Company has relationships with several third party suppliers, and is not reliant on any particular supplier for its intended product offerings. While certain of the organic compounds we use in our products can be impacted by weather patterns and other natural events, but we have not faced any supply issues to date with obtaining raw materials for our products. Additionally, we do not anticipate entering into contracts with suppliers. We will be purchasing our products based on purchase orders only with our suppliers.

We plan to source the primary raw materials for our products from Japan. Because of our planned international sourcing of raw materials, we are going to be subject to risks from currency fluctuations, such as changes in foreign exchange rates, particularly between the Japanese Yen and the US dollar, as our initial raw materials are expected to be acquired from Japan. For example, if the value of the Japanese Yen were to increase compared to the value of the U.S. dollar, we could receive less value for purchases of raw materials when purchasing in Japan, which could force us to increase our prices, or settle for lower margins on our product sales. If either of these outcomes occur, our results of operations may be harmed.

2.	OFFERING CIRCULAR SUMMARY: USE OF PROCEEDS – The tables under USE OF PROCEEDS has been changed as follow

USE OF PROCEEDS

The maximum gross proceeds the Company may receive from the sale of the Shares in this Offering is $6,000,000.

Assuming a maximum raise of $6,000,000, the net proceeds to the Company from this Offering will be approximately $5,952,500, after deducting the estimated offering expenses of approximately $47,500 consisting of legal, accounting, EDGARization, and other fees and expenses incurred in connection with this Offering. Assuming a raise of $4,500,000 (representing 75% of the maximum offering amount), the net proceeds to the Company from this Offering will be approximately $4,452,500 after deducting the estimated offering expenses. Assuming a raise of $3,000,000 (representing 50% of the maximum offering amount), the net proceeds to the Company from this Offering will be approximately $2,952,500 after deducting the estimated offering expenses. Assuming a raise of $1,500,000 (representing 25% of the maximum offering amount), the net proceeds to the Company from this Offering will be approximately $1,452,500, after deducting the estimated offering expenses.

We intend to use the proceeds of this Offering to pay all the expenses of the Offering, and to use the remaining proceeds for the acquisition of Bitcoin Mining equipment and general operating capital. The Company intends to use the profits of its bitcoin mining operation to pay for the acquisition and marketing of its product line distributed under NutraGyst.

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Please see the table below for a summary of our intended use of the proceeds from this Offering:

If 200,000,000 shares (100%) are sold:

Planned Actions	Estimated Cost to Complete
Acquisition of Bitcoin Mining Equipment	$5,000,000
General operating capital (including costs of offering of $47,500)	$1,000,000
TOTAL	$6,000,000

If 140,000,000 shares (75%) are sold:

Planned Actions	Estimated Cost to Complete
Acquisition of Bitcoin Mining Equipment	$3,500,000
General operating capital (including costs of offering of $47,500)	$1,000,000
TOTAL	$4,500,000

If 100,000,000 shares (50%) are sold:

Planned Actions	Estimated Cost to Complete
Acquisition of Bitcoin Mining Equipment	$2,500,000
General operating capital (including costs of offering of $47,500)	$500,000
TOTAL	$3,000,000

If 50,000,000 shares (25%) are sold:

Planned Actions	Estimated Cost to Complete
Acquisition of Bitcoin Mining Equipment	$1,250,000
General operating capital (including costs of offering of $47,500)	$250,000
TOTAL	$1,500,000

Because this Offering is a “best efforts” offering, we may close this Offering without sufficient funds for all the intended purposes set out above, or even to cover the costs of this Offering.

The Company reserves the right to change the above use of proceeds if management believes it is in the best interests of the Company.

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